Exhibit 21.1

Subsidiaries of Inari Medical, Inc.

Subsidiary Name	Jurisdiction of Formation
Inari Medical International, Inc.	Delaware
Inari Medical Latin America, Inc.	Delaware
Inari Medical Australia Pty. Ltd.	Australia
Inari Medical Distribuicao de Dispositivos Medicos Ltda.	Brazil
Inari Medical Canada, Inc.	Canada
Inari Medical Chile SpA	Chile
Inari Medical Costa Rica, S.A.	Costa Rica
Inari Medical EU Limited	Ireland
Inari Medical Asia PTE. LTD.	Singapore
Inari Medical Europe GmbH	Switzerland
Inari Medical UK Limited	United Kingdom
LimFlow, S.A.	France
LimFlow, GmbH	Germany
LimFlow Inc.	Delaware